Exhibit 99.17

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY

Gold X2 Mining Inc. (the “Company”)

450 Commerce Place, 400 Burrard Street

Vancouver, British Columbia V6C 3A6

ITEM 2.	DATE OF MATERIAL CHANGE

October 1, 2025

ITEM 3.	NEWS RELEASE

Issued on October 1, 2025 and distributed through the facilities of Newsfile Corp.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

The Company and Kesselrun Resources Ltd. (“Kesselrun”) have announced that the parties have entered into a definitive agreement dated September 30, 2025 (the “Arrangement Agreement”) pursuant to which Gold X2 will acquire all of the issued and outstanding common shares of Kesselrun.

ITEM 5.1	FULL DESCRIPTION OF MATERIAL CHANGE

The Company and Kesselrun are pleased to announce that the parties have entered into an Arrangement Agreement pursuant to which Gold X2 will acquire all of the issued and outstanding common shares of Kesselrun (the “Transaction”).

The Transaction will result in Gold X2 acquiring a 100% interest in Kesselrun’s high-grade Huronian Gold Project (“Huronian”), a past-producing mine strategically located adjacent to Gold X2’s Moss Gold Project (“Moss”) in Northern Ontario. This acquisition is consistent with Gold X2’s strategy of consolidating a central land position in the emerging Shebandowan Greenstone Belt. The Transaction enhances Gold X2’s near-mine exploration potential while meaningfully expanding the Gold X2’s land position to support the continued advancement and development of Moss.

Pursuant to the terms of the Arrangement Agreement, each Kesselrun shareholder will receive $0.02 in cash and 0.2152 of a common share of Gold X2 (“Gold X2 Shares”) in exchange for each Kesselrun share held (the “Exchange Ratio”). Following completion of the Transaction, existing Kesselrun shareholders will own approximately 4.13% of the total issued and outstanding share capital of Gold X2.

Each Kesselrun option will be replaced with replacement options of Gold X2 ("Replacement Options") under the Transaction, exercisable for Gold X2 Shares at the Exchange Ratio. All other terms and conditions of the Replacement Options, including the term of expiry, vesting, conditions to and manner of exercising, will be the same as the Kesselrun options for which they are exchanged.

The Transaction is an arm’s length transaction and is expected to be completed by way of a court approved plan of arrangement under the Business Corporations Act (British Columbia) and will require the approval of (i) at least 66⅔% of the votes cast by Kesselrun shareholders; and (ii) if applicable, a majority of the votes cast by Kesselrun shareholders present in person or represented by proxy at the Kesselrun special meeting, excluding, for this purpose, votes attached to Kesselrun shares held by persons described in items (a) through (d) of Section 8.1(2) of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions. The shareholders of Gold X2 are not required to vote on the Transaction.

Pursuant to the Arrangement Agreement, Gold X2 has also agreed to pay outstanding debt of Kesselrun in the aggregate amount of $2,000,000 owed to certain creditors, on the effective date of the Transaction. Gold X2 has also agreed to provide Kesselrun with an interest-free bridge loan in the principal amount of $500,000 (the “Bridge Loan”) that will mature on the earlier of: (i) the date that is five days following the completion of the Transaction; and (ii) the date of termination of the Arrangement Agreement in accordance with its terms. If the Arrangement Agreement is terminated for certain reasons, including any of Kesselrun shareholder, TSX Venture Exchange (“TSXV”), or court approval not being obtained (an “Approval Failure Event”), then the Bridge Loan will remain outstanding as a non-interest bearing loan for 90 days following the Approval Failure Event, and thereafter bear interest at 8% per annum, and mature on the date that is 180 days following the Approval Failure Event. Kesselrun may elect to repay the Bridge Loan in either cash or shares of Kesselrun. Kesselrun will use the proceeds of the Bridge Loan solely to pay costs and expenses directly related to and in connection with the Arrangement.

In addition to Kesselrun shareholder approval and court approval, the Transaction is subject to applicable regulatory approvals including, but not limited to, TSXV approval and the satisfaction of certain other closing conditions customary in transaction of this nature. The Arrangement Agreement contains customary provisions including non-solicitation, “fiduciary out” and “right to match” provisions. The Transaction is anticipated to be completed on or about November 27, 2025.

Further information regarding the Transaction will be contained in a management information circular that Kesselrun will prepare, file and mail to its shareholders in connection with the special meeting of the Kesselrun shareholders to be held to consider the Transaction. A copy of the Arrangement Agreement will be filed on each of Gold X2’s and Kesselrun’s SEDAR+ profiles at www.sedarplus.ca and a copy of the information circular will be filed on Kesselrun’s SEDAR+ profile at www.sedarplus.ca.

The Gold X2 Shares and Replacement Options to be issued under the Transaction have not been and will not be registered under the U.S. Securities Act of 1933, and may not be offered or sold in the United States absent registration or applicable exemption from registration requirements. It is anticipated that any securities to be issued under the Transaction will be offered and issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act of 1933 provided by Section 3(a)(10) thereof. This press release does not constitute an offer to sell, or the solicitation of an offer to buy, any securities.

The Transaction has been approved by the board of directors of both Gold X2 and Kesselrun. The board of directors of Kesselrun received a fairness opinion with respect to the fairness of the consideration to be received by the securityholders of Kesselrun under the Transaction, from a financial point of view.

Directors and officers of Kesselrun, holding in the aggregate approximately 9.75% of the outstanding Kesselrun shares, will enter into customary voting and support agreements to, amongst other things, vote in favour of the Transaction at the special meeting of Kesselrun shareholders.

The parties are in the process of preparing a technical report on the Huronian Gold Project in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects. Once finalized, the technical report will be filed on Gold X2’s SEDAR+ profile at www.sedarplus.ca.

DuMoulin Black LLP is acting as legal counsel to Gold X2.

Morton Law LLP is acting as legal counsel to Kesselrun. Evans & Evans provided a fairness opinion to Kesselrun’s board that the Transaction is fair, from a financial point of view, to the securityholders of Kesselrun subject to the assumptions, limitations and qualifications set out in such fairness opinion.

ITEM 5.2	DISCLOSURE FOR RESTRUCTING TRANSACTION

Not applicable.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7.	OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	EXECUTIVE OFFICER

Michael Henrichsen

President, Chief Executive Officer and Director

E: mhenrichsen@goldx2.com

T: +1-604-404-4335

ITEM 9.	DATE OF REPORT

October 9, 2025

Cautionary Statements regarding Forward-Looking Information

This material change report contains “forward-looking information” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this material change report. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements.

In this material change report, forward-looking statements relate to, among other things, statements regarding: the Transaction; the receipt of necessary shareholder, court and regulatory approvals for the Transaction; the anticipated timeline for completing the Transaction; the preparation and filing of a technical report on the Huronian Gold Project; terms and conditions pursuant to which the Transaction will be completed, if at all; the anticipated benefits of the Transaction including, but not limited to Gold X2 having a 100% interest in the Huronian Gold Project and the Bluffpoint Gold Project; that the Moss Gold Project, the Huronian Gold Project and the Bluffpoint Gold Project are in a highly prolific and prospective jurisdiction; that the Transaction will position Gold X2 with multiple opportunities for potential resource growth and development synergies; that the Transaction will further enhance Gold X2’s near mine exploration potential and expand the land package to support the ongoing development of Moss; Gold X2’s plans to unlock the full potential of the regional land package and create long-term value for its shareholders; potential future revenue and cost synergies resulting from the Transaction; the potential benefits of the Transaction for Kesselrun shareholders; and the terms and conditions pursuant to which the Transaction will be completed, if at all. These forward-looking statements are not guarantees of future results and involve risks and uncertainties that may cause actual results to differ materially from the potential results discussed in the forward-looking statements.

In respect of the forward-looking statements concerning the Transaction, Gold X2 and Kesselrun have each relied on certain assumptions that it believes are reasonable at this time, including assumptions as to the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory, court, shareholder, stock exchange and other third party approvals, that the parties will be successful in preparing and filing a technical report on the Huronian Gold Project, and the ability of the parties to satisfy, in a timely manner, the other conditions to the completion of the Transaction. The Transaction timeline may change for a number of reasons, including unforeseen delays in preparing meeting materials; inability to secure necessary regulatory, court, shareholder, stock exchange or other third-party approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Transaction. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this material change report concerning timing.

Risks and uncertainties that may cause such differences include but are not limited to: the risk that the Transaction may not be completed on a timely basis, if at all; the conditions to the consummation of the Transaction may not be satisfied; the risk that the Transaction may involve unexpected costs, liabilities or delays; the possibility that legal proceedings may be instituted against the Gold X2, Kesselrun and/or others relating to the Transaction and the outcome of such proceedings; the failure of the parties to prepare and file a technical report on the Huronian Gold Project; the possible occurrence of an event, change or other circumstance that could result in termination of the Transaction; risks relating to the failure to obtain necessary shareholder and court approval for the Transaction; other risk factors as detailed from time to time and additional risks identified in Gold X2’s and Kesselrun’s filings with Canadian securities regulators on SEDAR+ in Canada (available at www.sedarplus.ca). Failure to obtain the requisite approvals, or the failure of the parties to otherwise satisfy the conditions to or complete the Transaction, may result in the Transaction not being completed on the proposed terms, or at all. In addition, if the Transaction is not completed, the announcement of the Transaction and the dedication of substantial resources of Gold X2 and Kesselrun to the completion of the Transaction could have a material adverse impact on each of Gold X2 and Kesslrun’s share price, each of Gold X2 and Kesslrun’s current business relationships and on the current and future operations, financial condition, and prospects of Gold X2 and Kesselrun.

Gold X2 and Kesselrun expressly disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation.